[STANTEC LOGO]                                                      NEWS RELEASE

FOR IMMEDIATE RELEASE

STANTEC POSTS RECORD RESULTS TO MARK 51ST CONSECUTIVE YEAR OF PROFITABILITY

EDMONTON AB (February 24, 2005) TSX:STN

- For the year-end 2004, Stantec generated gross revenue of $520.9 million, a 13.2% increase from $459.9 million last year. Net income increased 20.4% to $30.2 million from $25.1 million. Basic earnings per share were 19% higher at $1.63 compared to $1.37 in 2003. A lower tax rate contributed to the increase in net income and basic earnings per share.

- In the fourth quarter 2004, gross revenue increased 13.8% to $127.0 million from $111.6 million in 2003. Net income was up 51.2% to $9.6 million compared $6.3 million in 2003 while income before income taxes was 29.3% higher in the fourth quarter at $13.0 million compared to $10.0 million. Basic earnings per share increased 48.6% to $0.52 compared to $0.35 in the fourth quarter last year. A lower tax rate contributed to the increase in net income and basic earnings per share.

- In 2004 Stantec added a US Northeast operating region and the Bio/Pharmaceuticals practice area through the acquisition of Sear-Brown in Rochester, NY. The Company strengthened its Architecture & Interior Design group with the addition of GBR Architects in Winnipeg, MB, and Dunlop Architects in Toronto, ON. In Vancouver, Stantec expanded its capabilities in electrical engineering for traffic systems and sporting facilities by adding the assets and business of Shaflik Engineering. Stantec divested of its last non fee-for-service division, Goodfellow Technologies and its patented EFSOP(TM) technology.

"I'm very pleased to report strong results and another year of solid growth for our Company," says Tony Franceschini, Stantec President & CEO. "This past year we implemented improvements to our internal systems infrastructure while expanding into the US Northeast and bolstering our Architecture & Interior Design practice to a more national presence in Canada."

Stantec's project activity through 2004 reflected the Company's standing as a respected North American leader in the design industry. The Environmental Infrastructure group is playing a large role in the design of the upgrades for the Ashbridges Bay Wastewater Treatment Plant in Toronto, ON -- Canada's largest wastewater treatment plant -- while in Vancouver Stantec is providing a full complement of services on the Seymour-Capilano Water Filtration Plant, which will be one of the largest water treatment plants in the country. In Phoenix, AZ Stantec was awarded a contract to provide the design for the most challenging downtown corridor section of the Central Phoenix/East Valley Light Rail Transit system. Stantec's airport terminal experience helped to land a project award to design a new terminal at the Niagara Falls International Airport in New York State, the Company's first terminal design project in the US. Also, the Bio/Pharmaceticals group is providing engineering design for all phases of the development of two new, world-class solid dosage manufacturing suites for Wyeth Pharmaceuticals in Puerto Rico.

"Our employees' ability to execute our strategy allowed Stantec to post a 51st consecutive year of profitability," says Franceschini. "Their drive, loyalty, and passion for their work made us successful in 2004 and those qualities will carry Stantec to our shared vision of being a top 10 global design firm."

The Annual General Meeting will be held on May 10, 2005, at 1:00 PM EST (11:00 AM MST) at Stantec's headquarters in Edmonton, Alberta, 10160-112(th)\ Street. The Q4/Year-End Conference Call, being held today at 4:00 PM EST (2:00 PM MST), will be broadcast live and archived on Stantec's web site at STANTEC.COM in the INVESTOR RELATIONS section.

STANTEC, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 4,000 employees operating out of over 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

MEDIA CONTACT               INVESTOR CONTACT
Jay Averill                 Simon Stelfox
Media & Communications      Investor Relations
Stantec                     Stantec
Tel: 780-917-7441           Tel: 780-917-7288                        STANTEC.COM

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                      MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis of Stantec's operations and financial position, dated February 11, 2005, should be read in conjunction with the Company's 2004 consolidated financial statements and related notes.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We refer to and use the terms "net revenue" and "gross margin" throughout our analysis, and the definitions of these terms are provided in the Results section.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Stantec's public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are included in this document and may be included in filings with Canadian securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2005 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these statements.

In addition to the factors set out in the Risk section below, the following factors, among others, could cause Stantec's actual results to differ materially from those projected in our forward-looking statements:

      -     Global capital market activities

      -     Fluctuations in interest rates and currency values

      -     The effects of war or terrorist activities

      - The effects of disease or illness on local, national, or international economies

      - The effects of disruptions to public infrastructure, such as transportation or communications

      -     Disruptions in power or water supply

      -     Industry and worldwide economic and political conditions

      -     Regulatory and statutory developments

      - The effects of competition in the geographic and business areas in which we operate

      -     The actions of management

      -     Technological changes

      We caution that the above list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Stantec, investors and others should carefully consider these factors, as well as other uncertainties and potential events, along with the inherent uncertainty of forward-looking statements. Stantec does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by the organization or on its behalf.

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VISION, CORE BUSINESS, AND STRATEGY

Founded in 1954, Stantec provides professional design and consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, and project management for the infrastructure and facilities sector. Through multidiscipline service delivery, we support clients through the entire project life cycle -- from the initial concept and financial feasibility phases to project completion and beyond.

Our Company's current goal, which we established in 1998, is to become a top 10 global design and consulting services firm with $1 billion in annual revenue and 10,000 employees by the year 2008. To achieve this objective, we will continue to deliver fee-for-service professional services in the infrastructure and facilities market and to follow an orderly growth plan. We are confident that we can reach our goal because we operate in a large market that currently generates more than US$50 billion in sales every year and because we have an organization of dedicated employees who give us our competitive advantage -- the ability to execute a proven operating strategy through a focused, sustainable business model. Our three-dimensional model -- which is based on diversifying our operations in distinct geographic regions, specializing in distinct but complementary practice areas, and providing services in all five phases of the infrastructure and facilities project life cycle -- allows us to manage risk while continuing to increase our revenue and earnings.

Geographic Diversification

Currently, our geographic reach principally includes five economic regions in Canada and the US as well as a project presence in the Caribbean and other selected international locations. Our strategy for geographic diversification has two components. The first is to grow our existing regional operations by expanding our services particularly in areas where we have not yet reached a mature market presence. We target to achieve a market penetration of $10 million in revenue per one million population in these regions. Secondly, our strategy includes expansion outside our existing regions principally in the US and Canada. We expect to continue to expand geographically primarily by acquiring firms that meet our integration criteria and to a lesser extent by growing organically.

Practice Area Specialization

Specialization and diversification of services are achieved by providing services in 17 distinct practice areas that can generally be grouped into five key market segments -- Buildings, Environment, Industrial, Transportation, and Urban Land. Focusing on this combination of project services helps differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain client relationships. Our strategy for strengthening this dimension of our business model is to increase the depth of our expertise in our current practice areas and to selectively add complementary practice areas to our operations.

Life Cycle Solutions

The third element of our business model is the provision of professional services in all five phases of the project life cycle -- planning, design, construction, maintenance, and decommissioning. This inclusive approach allows us to deliver services during periods of strong new capital project activity (i.e., design and construction) as well as periods of lower new capital project expenditures (i.e., maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners' representative, providing project management, surveying, and resident engineering services. We focus principally on fee-for-service type work and generally do not act as the contractor or take on construction risk. Following project completion, during the maintenance stage, we provide ongoing professional services for maintenance and rehabilitation in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions and recommendations for taking facilities out of active service.

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Through our "One Team. Infinite Solutions." approach to our business, we are able to undertake infrastructure and facilities projects of any size for both public and private sector clients. Currently, the majority of assignments we pursue are small to midsize projects with a capital value of less than $100 million and potential project fees for Stantec of less than $10 million. These types of projects represent the largest share of the infrastructure and facilities market. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

KEY PERFORMANCE DRIVERS

At Stantec our performance depends on our ability to attract and retain qualified people; make the most of market opportunities; finance our growth; find, acquire, and integrate firms and/or new employees into our operations; and achieve top-three market penetration in the geographic areas we serve. Based on our success with these drivers, we believe we are well positioned to continue to be a major provider of professional design and consulting services in our principal geographic regions.

People

The most important driver of our Company's performance is our people. Our people are our most valuable resource because they create the project solutions we deliver to clients. To reach our goal of becoming a top 10 global design firm, we are growing our workforce through a combination of internal hiring and acquisitions. We measure our success in this area by total staff numbers. In 2004 our staff increased to approximately 4,350 from 3,700 in 2003. Currently, our workforce is made up of about 2,150 professionals, 1,550 technical staff, and 650 support personnel. We expect our employee numbers to continue to increase in 2005 and beyond as we pursue our growth plan.

To attract and retain qualified staff, our Company offers opportunities to be part of a multidiscipline team working on challenging projects with some of the best people in our industry. We are continually strengthening our people-oriented culture, and in 2004 we completed a number of activities, including revising our career development and performance review process to enhance our focus on career development and modifying and realigning our benefits programs to provide more personal choice and emphasize wellness and preventative care. These programs will be implemented in the first quarter of 2005. In addition, improved and enhanced staff training programs are slated for introduction in the second quarter.

Because of our "diversified portfolio" approach to business -- operating in different regions and practice areas -- we are generally able to redeploy a portion of our workforce when faced with changes in local, regional, or national economies or practice area demand. Currently, we see no overall shortage of qualified staff for our operations. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we become better able to address these issues by using staff from other parts of the Company either through temporary relocation or changes in work allocation. We are continually improving our ability to work on projects from multiple office locations through Web-based technology.

Industry Environment/Market Opportunities

Another key driver of our Company's success is our ability to make the most of opportunities to grow in our marketplace. We believe that growth is necessary in order to enhance the depth and breadth of our expertise, broaden our services, increase our shareholder value, provide more opportunities for our employees, and lever our information technology systems. Over the last 11 years, we have integrated a total of approximately 3,400 employees into our operations through a combination of direct hiring and acquisitions. We are confident that we can continue to take advantage of acquisition opportunities because we operate in an industry sector that includes more than 100,000 firms and is estimated to generate over US$50 billion in revenue in North America every year, of which we currently have less than a 1 % market share. (According to the Engineering News Record, the largest 500 engineering and architecture companies in the US alone generated nearly US$50 billion in fees in 2003.) Our strategy for increasing this percentage is to combine internal growth with the acquisition of firms that believe in our vision and want to be part of our growing Company.

In 2004 we completed four acquisitions, one in the US, which established a new region for Stantec in the Northeast, and three in our Canadian operations. In total, these acquisitions added approximately 530 employees to our Company. The integration of acquired firms begins immediately following the acquisition closing date and may take between six months and three years. It involves incorporation into our Company-wide information technology and financial management systems as well as provision of "back office" support services from our corporate office. This approach allows our new staff to focus on continuing to serve clients with as little interruption as possible.

Stantec's acquisition program is managed by an acquisition team dedicated to supporting the Company's growth objectives. The team is responsible for identifying and valuing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and assisting with the integration of employees and systems.

Financing

Stantec's success also depends on our continuing ability to finance our growth. Adequate financing gives us the flexibility to make appropriate investments in our future. Over the past 11 years, Stantec has grown at a compound annual rate of 19%. To fund this growth, the Company requires cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes, with very little use of the Company's shares.

We have sought additional financing through the public sale of shares at times when our growth has outpaced our ability to generate cash inside the Company for maintaining our internal debt to equity guidelines. Our practice is to raise additional equity to replenish our cash reserves, pay down debt, or strengthen the Company's balance sheet. To date, we have issued additional shares for these purposes on three occasions -- in 1997, 2000, and 2002.

Market Penetration

Also key to Stantec's success is achieving a certain level of market penetration in the geographic areas we serve. Our goal is to be among the top three service providers in our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract the best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and support regional infrastructure.

RESULTS
OVERVIEW OF 2004
The following table summarizes some of our key information:

                    Selected Annual Information (in millions
                 of dollars, except per share and share amounts)
                   (prepared in accordance with Canadian GAAP)

                                                          2004        2003         2002
                                                       ----------  ----------   ----------
Gross revenue                                               520.9       459.9        428.5
Net income                                                   30.2        25.1         20.2
Earnings per share - basic                                   1.63        1.37         1.12
Earnings per share - diluted                                 1.59        1.31         1.07
Cash dividends declared per Common Share                      Nil         Nil          Nil

Total assets                                                362.1       326.6        299.0
Total long-term debt                                         34.0        44.6         62.3
Outstanding common shares - as at December 31          18,871,085  18,327,284   18,282,720
Outstanding common shares - as at February 1 1 , 2005  18,906,585
Outstanding share options - as at December 31           1,071,333   1,479,100    1,296,200
Outstanding share options - as at February 1 1 , 2005   1,033,833

The information reflected above is impacted by the four acquisitions we completed in 2004, the four completed in 2003, and the 10 completed in 2002. Each of these acquisitions will impact the level of gross revenue and net income earned in the year of acquisition and going forward as further explained in the Results of Operations section below.

HIGHLIGHTS FOR 2004

      - The results we achieved in 2004 compared to the expected ranges we established in our 2003 Management's Discussion and Analysis are as follows:

                Measure                           Expected Range       Result Achieved
---------------------------------------------  ----------------------  ---------------
Debt to equity ratio - Note 1                  At or below 0.5 to 1        <0.0
Return on equity - Note 2                      At or above 14%             17.3%
Net income as % of net revenue                 At or above 5%              6.7%
Gross margin as % of net revenue               Between 52 and 54%          54.2%
Administrative and marketing expenses as % of  Between 39 and 41%          40.9%
 net revenue
Effective income tax rate                      Between 36.5 and 37.5%      32.4%

            Note 1 - Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders' equity.

            Note 2 - Return on equity is calculated as net income for the year divided by average shareholders' equity over each of the last four quarters.

      - Earnings per share -- Our basic earnings per share increased 19.0% to $1.63 from $1.37 in 2003.

      - Effective income tax rate -- Our effective tax rate decreased to 32.4% in 2004 from 36.7% in 2003.

      - Growth by acquisition -- We completed four acquisitions in 2004, including the addition of The Sear-Brown Group, Inc., a New York-based firm with approximately 400 employees, the acquisition of two architecture companies -- GBR Architects Limited and Dunlop Architects Inc. -- and the addition of Shaflik Engineering Ltd. through an asset purchase.

      - Investment in costs and estimated earnings in excess of billings and in accounts receivable -- We reduced our investment (measured by number of days' revenues) to 101 days at the end of 2004 from 119 days at the end of 2003. The implementation of our new enterprise management system during 2003 had a significant impact on our resources -- both in terms of people and finances. Adjusting to the breadth of the new system created a significant learning curve. One of the impacts was an increase in the time required to prepare invoices to send to clients. As a result, we experienced an increase in costs and estimated earnings in excess of billings during the fourth quarter of 2003.

      - Divestitures -- In 2003 we entered into an agreement in principle to dispose of our 50% share in Lockerbie Stanley Inc. This agreement was finalized in Q3 04. During Q4 04, we divested of our interest in Goodfellow EFSOP(TM) technology, which comprised our Technology segment.

      - Property sale -- During the fourth quarter of 2004, we completed the sale of our office building in Edmonton, Alberta, for cash proceeds of $34.5 million. Concurrent with the sale, we leased the property back for a period of 15 years. The gain of $7.1 million realized on the sale has been deferred and will be recognized as a reduction of rental expense over the 15-year term of the operating lease.

Critical Accounting Estimates

The notes to our December 31, 2004, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important since they require the most difficult, subjective, or complex management judgments. Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Revenue and Cost Recognition Estimates on Contracts

Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method based on the ratio of contract costs incurred to total estimated contract costs. We believe that costs incurred are the best available measure of progress toward completion of these contracts. Estimating total direct contract costs is subjective and requires the use of our best judgments based upon the information we have available at that point in time. Our estimate of total direct contract costs has a direct impact on the revenue we recognize. If our current estimates of total direct contract costs turn out to be higher or lower than our previous estimates, we would have over or underrecognized revenue for the previous period. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in our estimates are reflected in the period in which the change is made.

Provision for Doubtful Accounts

We use estimates in determining our allowance for doubtful accounts related to trade receivables. These estimates are based on our best assessment of the collectibility of the related receivable balance based, in part, on the age of the specific receivable balance. Future collections of receivables that differ from our current estimates will affect the results of our operations in future periods.

Goodwill

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value of the reporting unit to the estimated fair value to ensure that the fair value is greater than the carrying value. We arrive at the estimated fair value of a reporting unit using valuation methods such as discounted cash flow analysis. These valuation methods employ a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples. Estimating the fair value of a reporting unit is a subjective process and requires the use of our best estimates. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an impairment loss in future periods.

RESULTS OF OPERATIONS

In 2004, because the operations associated with our Design Build and Technology segments were disposed of during the year, all of our operations are included in one reportable segment -- Consulting Services.

Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

                                             PERCENTAGE OF NET REVENUE    PERCENTAGE INCREASE
                                             -------------------------    -------------------
                                             2004      2003      2002     2004 VS    2003 VS
                                                                            2003       2002
                                             -----     -----     -----    --------   --------
GROSS REVENUE                                116.0%    117.5%    117.3%       13.2%       7.3%
NET REVENUE                                  100.0%    100.0%    100.0%       14.8%       7.2%
Direct payroll costs                          45.8%     46.9%     47.6%       12.0%       5.7%
GROSS MARGIN                                  54.2%     53.1%     52.4%       17.2%       8.6%
Administrative and marketing expenses         40.9%     39.5%     39.9%       18.7%       6.4%
Depreciation on property and equipment         2.7%      2.5%      2.6%       20.9%       4.3%
Amortization of intangible assets              0.2%      0.2%      0.3%        0.2%    (14.3%)
Net interest expense                           0.6%      0.7%      0.7%        6.4%       0.3%
Foreign exchange (gains) losses                0.0%      0.2%      0.0%    (115.3%)     743.9%
Share of income from associated companies    (0.1%)    (0.1%)    (0.1%)     (33.6%)      63.4%
INCOME BEFORE INCOME TAXES                     9.9%     10.1%      9.0%       12.7%      19.7%
Income taxes                                   3.2%      3.7%      3.5%      (0.6%)      12.8%
NET INCOME                                     6.7%      6.4%      5.5%       20.4%      24.2%

As indicated in the highlights above, our operating results for 2004 are generally consistent with the goals we established in 2003. In particular, our administrative and marketing expenses were within the range we expected to achieve, while our gross margin slightly exceeded expectations. In addition, our effective tax rate continued to fall and, for 2004, was below the expected range due to factors discussed below.

GROSS AND NET REVENUE

The following tables summarize the impact of certain of the above-noted items on our gross and net revenue for 2004 compared to 2003 and for 2003 compared to 2002.

                                                                      YEAR ENDED
                                                                   ------------------
GROSS REVENUE                                                      2004 VS    2003 VS
                                                                   -------    -------
                                                                    2003       2002
                                                                   -------    -------
In millions of S's
Increase over prior year                                           $  60.9    $  31.4
Increase (decrease) due to:
   acquisitions completed in current and prior two years              42.3       41.0
   net internal growth                                                30.0       10.2
   impact of foreign exchange rates on revenue earned by foreign     (11.4)     (19.8)
   subsidiaries

                                                                      YEAR ENDED

Net revenue                                                          2004 vs      2003 vs
                                                                      2003          2002
In millions of $'s
Increase over prior year                                            $   57.8     $   26.3
                                                                    --------     --------
Increase (decrease) due to:
   acquisitions completed in current and prior two years                36.4         36.7
   net internal growth                                                  31.3          7.0
   impact of foreign exchange rates on revenue earned by foreign        (9.9)       (17.4)
   subsidiaries

Gross revenue earned in Canada during 2004 increased to $325.8 million from $290.4 million in 2003, and gross revenue generated in the US increased to $190.4 million from $161.7 million. Gross revenue earned in our International region in 2004 was $4.7 million, compared to $7.9 million in 2003. As indicated above, the change in exchange rates from 2003 to 2004 impacted the level of gross revenue from our US operations by $11.4 million. As noted in our 2003 Management's Discussion and Analysis, the acquisition of The Sear-Brown Group in April of 2004 was expected to result in an overall increase in our US-generated revenue. The continuing strength of the Canadian economy also resulted in growth in revenue from 2003 levels.

GROSS MARGIN

Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses. The increase in our gross margin percentage in 2004 is due to the lower proportion of total labor that was charged to projects during 2004 compared to 2003 as well as the mix of projects in progress and being pursued throughout the year. Total labor costs as a percentage of net revenue are consistent from 2003 to 2004 at approximately 67.4% for both years.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue for 2004 were 40.9% (within the expected range of 39 to 41 % for these expenses) compared to 39.5% in 2003. Administrative and marketing expenses fluctuate as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued throughout the year. In 2004 a higher proportion of total labor was charged to administrative and marketing labor compared to 2003.

DEPRECIATION ON PROPERTY AND EQUIPMENT

 Depreciation on property and equipment as a percentage of net revenue increased to 2.7% in 2004 compared to 2.5% for 2003. In 2004 we began depreciating our new enterprise management system as well as our new office building in Edmonton, Alberta.

FOREIGN EXCHANGE GAINS (LOSSES)

We recorded a foreign exchange gain of $0.1 million in 2004, compared to a foreign exchange loss of $0.6 million in 2003. The foreign exchange gains and losses reported in 2003 and 2004 arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries.

In 2003 the Canadian dollar rose from US$0.63 at the beginning of the year to US$0.77 at the end of the year, and the impact of this significant change on our overall exposure to foreign currency assets resulted in a cumulative loss of $0.6 million. In 2004 the Canadian dollar continued to strengthen to US$0.83. To minimize our exposure to foreign currency fluctuations, we used US-dollar-denominated debt in 2003 and through most of 2004, and late in 2004, with the improvement of our cash position, we were able to reduce the amount of this debt. As a result, we entered into forward contracts to sell US dollars in exchange for Canadian dollars to minimize our exposure to currency fluctuations. At December 31, 2004, we had contracted to sell US$10.0 million at forward rates ranging from 1.2050 to 1.2386.

INCOME TAXES

The effective income tax rate for Stantec in 2004 was 32.4%, compared to 36.7% in 2003 and 39.0% in 2002. In our 2003 Management's Discussion and Analysis, we anticipated that our effective tax rate would be in the range of 36.5 to 37.5%. This rate was estimated based on known statutory rate reductions as well as estimates of income in each of our taxing jurisdictions. Throughout 2004, the effective tax rate reported in each quarter was reduced to account for the 0.75% reduction in provincial statutory rates during the year as well as to reflect increases in earnings in some of our lower tax rate jurisdictions. During Q4 04, on the basis of an actuarial report, we reflected additional income in our regulated insurance subsidiary. A portion of that income of the subsidiary is subject to tax at lower rates, contributing 1.2% to the reduction of our consolidated tax rate.

QUARTERLY OPERATING RESULTS

The following is a summary of our quarterly operating results for the last two fiscal years.

                                   QUARTERLY OPERATING RESULTS
                        (in millions of dollars, except per share amounts)
                 ------------------------------------------------------------------------------------------
                                     2004                                            2003
                  31 DEC      30 SEP      30 JUN      31 MAR      31 Dec      30 Sep      30 Jun     31 Mar
                 --------    --------    --------    --------    --------    --------    --------    ------
Gross revenue      127.0       139.8       136.8       117.3       111.6       120.8       119.1     108.4
Net income           9.6         8.5         6.4         5.7         6.3         7.3         6.5       5.0
EPS-basic           0.52        0.46        0.35        0.31        0.35        0.40        0.35      0.27
EPS-diluted         0.50        0.44        0.33        0.30        0.33        0.38        0.34      0.26

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares as we do not include in dilution, options whose exercise price is not in the money.

The comparability of our quarterly results is impacted by the following items:

                                              Q4 2004 vs.  Q3 2004 vs.  Q2 2004 vs.  Q1 2004 vs.
(in thousands of dollars)                       Q4 2003      Q3 2003      Q2 2003      Q1 2003
--------------------------------------------  -----------  -----------  -----------  -----------
Increase (decrease) in gross revenue due to:

Acquisitions completed in current and            14,637      12,832       10,080        4,730
prior two years
Net internal growth                               3,418       7,547        9,399        9,667

Impact of foreign exchange rates on revenue      (2,675)     (1,438)      (1,740)      (5,520)
earned by foreign subsidiaries
Total increase in gross revenue                  15,380      18,941       17,739        8,877
                                                -------      ------       ------       ------

During Q4 04, our gross revenue increased $15.4 million, or 13.8%, to $127.0 million from $111.6 million in Q4 03. Approximately $14.6 million of this increase resulted from the acquisitions completed in 2002, 2003, and 2004 and net internal growth of $3.4 million, offset by the effect of a change in foreign exchange rates of $2.6 million.

Our effective income tax rate for the full year 2004 was 32.4%. To the end of Q3 04, the effective tax rate was estimated at 35.0%. The year-to-date change is reflected in the Q4 04 rate of 26.1%.

FINANCIAL CONDITION AND LIQUIDITY

Our cash flow from operating activities was $77.4 million in 2004, compared to $16.9 million in 2003 and $36.1 million in 2002. The implementation of our new enterprise management system in the fourth quarter of 2003 contributed to the significant reduction in cash flows from operating activities for the year. The reduction in our investment in costs and estimated earnings in excess of billings and in accounts receivable from 119 to 101 days during 2004 was the primary reason for the increased cash flow in the year. Maintaining and slightly improving this level of investment will continue to provide adequate funds to finance our working capital requirements.

In 2004, $10.2 million in cash was used in investing activities, compared to $33.5 million in 2003. A number of significant investing activities occurred during 2004, including the sale of our Edmonton office building, the sale of our interest in Goodfellow EFSOP(TM) technology, the completion of our largest acquisition to date, and our investment in short-term investments related to self-insured liabilities arising on the implementation of our regulated insurance company. In 2003 our investment activities included investment in our new enterprise management system, investment in construction costs associated with an addition to our Edmonton office building, and investment in four acquisitions. The net impact of these various investment activities was to decrease the amount of cash used in 2004 from 2003 by $23.3 million.

We used $36.0 million in financing activities in 2004, compared to the use of $4.2 million in 2003. Additional funds received in 2004 on the exercise of share options, as well as the net decrease in funds used to repurchase shares under our normal course issuer bid, were offset by the use of funds to pay down our bank indebtedness and long-term borrowings. This bank indebtedness had been incurred in 2003 and early 2004 to finance the level of investment in accounts receivable and in costs and estimated earnings in excess of billings that resulted from the implementation of our new enterprise management system. Improvement in the level of these investments, as well as proceeds received on the sale of our Edmonton office building, provided the additional funds to repay our long-term debt and bank indebtedness.

The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating lease commitments:

                                                         PAYMENTS DUE BY PERIOD
                                                       (IN THOUSANDS OF DOLLARS)
                                 ---------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS            TOTAL     LESS THAN 1 YEAR  2 - 3 YEARS  4 - 5 YEARS  AFTER 5 YEARS
                                 ----------  ----------------  -----------  -----------  -------------
LONG-TERM DEBT                     33,975        12,820           19,585        1,459           111
OTHER LIABILITIES                  19,867         3,049            6,079        3,400         7,339
OPERATING LEASE COMMITMENTS       207,666        29,509           50,301       34,211        93,645
                                  -------        ------           ------       ------       -------
TOTAL CONTRACTUAL OBLIGATIONS     261,508        45,378           75,965       39.070       101,095
                                  -------        ------           ------       ------       -------

During 2004, we renegotiated our credit facility with a major Canadian chartered bank. Our new credit facility provides for an operating line of credit of $30 million. At December 31, 2004, none of this facility had been utilized ($8.3 million had been used at December 31, 2003). We also maintain a US$17 million acquisition credit facility, which was unused at December 31, 2004, and a four-year reducing US-dollar-denominated term facility, of which $24.0 million was used at December 31, 2004, ($19.2 million had been used at December 31, 2003).

Our shareholders' equity increased $28.6 million to $189.1 million from $160.5 million in 2003. This increase resulted from net income of $30.2 million in 2004, the recognition of the fair value of share-based compensation of $0.7 million, and the issue of shares on the exercise of options of $3.5 million, offset by the repurchase of shares pursuant to the Normal Course Issuer Bid of $0.7 million during the year and the $5.1 million change in our cumulative translation account arising on the translation of our US-based foreign subsidiaries. The $5.1 million change is due to the continued strengthening of the Canadian dollar -- from $0.77 to $0.83 -- in relation to the US dollar during the year.

Our Normal Course Issuer Bid was renewed in 2004 and allows us to repurchase up to 554,388 shares. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. In 2004 we purchased 29,300 common shares at an average price of $24.57 per share for an aggregate price of $720,000. In 2003 we purchased 74,700 common shares at an average price of $18.63 per share for an aggregate price of $1,392,000.

ACQUISITIONS

We completed four acquisitions in 2004 for total consideration of $20.3 million and four acquisitions in 2003 for total consideration of $9.4 million.

In April 2004, we acquired the shares of The Sear-Brown Group, Inc. headquartered in Rochester, New York, adding 400 employees and opening a new geographic market in the US Northeast and a new practice area in the bio/pharmaceuticals industry. This addition was followed in May by the acquisition of GBR Architects Limited, an architecture, planning, interior design, and facilities management consulting firm based in Winnipeg, Manitoba. In October we completed the acquisition of Dunlop Architects Inc., one of the top architecture firms in Toronto, Ontario, increasing our architectural and interior design presence in the Greater Toronto Area, and in November 2004, we acquired the assets and business of Shaflik Engineering Ltd., a firm based in Vancouver, British Columbia, that provides services in our Buildings Engineering practice area.

FUTURE EXPECTATIONS

Our Company continues to operate in a highly diverse infrastructure and facilities market within a North American economy that varies significantly from region to region. The market is made up of many technical disciplines, clients, and industries and engages both the private and public sectors. Over the next few years, we expect the demand for services in this market to be driven by continued population growth, government regulations, and the need to maintain and replace an aging North American infrastructure. The market should also benefit from continued outsourcing of technical services, especially in the public sector. Its fortunes are at least partially tied to the performance of the economy, and the overall market outlook offers increasing prospects for accelerating growth, particularly in the non-residential sectors.

Much of the actual growth seen in 2004 and over the past several years has been driven by residential construction; however, spending on public construction appears to be rising, while private non-residential construction continues to rebound from an extended downturn. Commercial and industrial owners will be increasingly looking to raise capital spending as their respective earnings prospects improve. In addition, a variety of public agencies have begun planning for increased investment in infrastructure projects after several years of below-trend spending. As predicted by many forecasters, the residential construction market could flatten this year both in Canada and the US. However, 2005 will continue to be a high-performance year for housing, contributing to ongoing strong performance in our Urban Land market segment. As well, we expect strength in commercial construction markets, particularly industrial projects, to support higher project activity.

Although much attention has been focused on delays in US government funding for programs such as the Transportation Equity Act for the 21st Century, a recovery in state tax revenues as incomes improve is likely to be a more significant factor in driving spending on transportation, environmental, and other capital projects in the US. Our Canadian market should also benefit from the promised transfer of federal funding to the provinces for health care and to municipalities for new infrastructure and the rehabilitation of existing facilities.

Within this overall market outlook, our Company expects to continue to grow through a combination of internal hiring and acquisitions. We target to achieve long-term average annual compound growth rates of 15 to 20%, although we may not see growth in this range every year. We have chosen this target because we believe it is an attainable goal that allows us to enhance the depth of our expertise, broaden our service provision, provide expanded opportunities to our employees, and lever our information technology systems. Our ability to continue to grow at this rate depends to a large extent on the availability of acquisition opportunities. Since our industry is made up of 100,000 mostly small firms, there are many acquisition candidates. At any one time, we are engaged in discussions with up to 20 or more firms. Currently, the firms with which we are in some stage of discussion have between 10 and 1,000 employees.

We plan to support our targeted level of growth using a combination of cash flow from operations and additional financing while maintaining a return on our equity at or above 14% and a net income at or above 5% of net revenue. Although we believe that a normal debt to equity ratio at or below .5 to 1 is an appropriate target for our Company, opportunities to conclude transactions may make it necessary for us to increase the amount of debt we carry beyond that limit. If the need to finance a larger acquisition arises, we will seek to raise cash by issuing additional shares.

Looking at the results of our current mix of project activity in the US and Canada, we anticipate that our gross margin as a percentage of net revenue will remain in the range of 53 to 55% for 2005 and that our administrative expenses will remain in the range of 40 to 42% of net revenue. In addition, we expect our effective tax rate for 2005 to be between 33 and 35%.

RISK

OPERATIONS

Like all professional services firms in the infrastructure and facilities industry, we are exposed to a number of risks in carrying out the day-to-day activities of our operations. These operating risks include the following:

      -     The timing of the completion of projects

      -     The potential cancellation of client orders and projects

      -     Our ability to complete projects on schedule and within budget

      -     Our clients' satisfaction with the quality of our services

      -     Potential litigation through exposure to third-party claims

      -     Competition for new contracts, including pricing pressures

      - Economic factors that impact the ability of clients to contract for our services

      -     The availability of qualified staff and personnel

      -     The quality of our clients and their credit risk

      -     Our ability to integrate acquired businesses

      - Our ability to obtain the necessary licenses and permits to carry out our projects

      -     Risks associated with working in international locations

We guard against these operating risks through our business strategy and other protective measures. As mentioned previously, our three-dimensional business model based on geographic, practice area, and life cycle diversification reduces our dependency on any particular industry or economic sector for our income. Stantec also protects itself from exposure to competition by entering into a diverse range of contracts with a variety of fee amounts.

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, access to a plan that provides the benefit of employee share ownership (for Canadian employees), and opportunities for professional development and enhancement, along with compensation plans that we believe to be innovative, flexible, and designed to reward top performance. In 2004 we completed an extensive review of our benefits programs for both our US and Canadian employees with the objectives of providing more personal choice in coverage and emphasizing wellness and preventative care. Our new plans are scheduled for implementation across the Company in the first quarter of 2005.

We also maintain insurance coverage for our operations, including professional liability insurance. In addition, we have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retention related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. And we invest resources in a Risk Management team dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

In 2004 we created a Practice Enhancement team to champion continuous improvements in project management and the sharing of best practices across the Company, along with promoting the enhanced reliability and consistency of services we provide to clients. In addition, we expanded our Company-wide project manager training program during the year. This program is aimed at skill development in risk mitigation, project planning, quality control and assurance, and financial administration, among other project management responsibilities. We recognize that through improved project management across our operations we will increase our ability to deliver projects on schedule and within budget.

As well, we believe our experience and knowledge in conducting business outside North America help us diminish the risks of undertaking international projects. Among other issues, international work involves dealing with political uncertainties, entering into contracts with foreign clients, and operating under foreign legal systems.

MARKET

We are also exposed to various market factors that can affect our performance. Three such market risks include the availability of debt financing, the impact of the rate of exchange between Canadian and US dollars, and the effect of changes in interest rates.

As mentioned previously, our Company currently has a term loan and revolving credit with one financial institution for which we continue to meet our required borrowing ratios. However, we have no assurance that debt financing will continue to be available from our current lender or another financial institution on similar terms. As our need for debt financing increases, we will seek financing from more than one financial institution.

Because a significant portion of our Company's revenue and expenses is generated or incurred in US dollars, we face the challenge of dealing with fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US dollar professional revenues and US-dollar expenses. Other exchange rate risk arises from the revenues and expenses generated or incurred by our non-US-based foreign subsidiaries. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. In addition, the impact of exchange rates on the balance sheet accounts of our non-US-based foreign subsidiaries will affect our operating results. We also continue to be exposed to exchange rate risk for the US- dollar and other foreign currency-denominated balance sheet items carried by our Canadian and International operations.

Finally, changes in interest rates present a risk to our performance. All of our Company's bank facilities (i.e., operating loans and acquisition loan) carry a floating rate of interest. We estimate that, based on our balances at December 31, 2004, a 1 % change in interest rates would impact our earnings per share by less than $0.01.

Stantec Inc.
(INCORPORATED UNDER THE LAWS OF CANADA)

CONSOLIDATED BALANCE SHEETS

As at December 31                                                 2004           2003
(in thousands of dollars)                                           $              $
-----------------------------------------------------------    ----------     ----------
ASSETS [note 7]
Current
Cash and cash equivalents                                          37,890          7,343
Accounts receivable, net of allowance for doubtful accounts
 of $21,095 in 2004 ($16,952-2003)                                112,476         87,101
Costs and estimated earnings in excess of billings                 40,861         67,094
Income taxes recoverable                                                -          6,921
Prepaid expenses                                                    4,165          3,246
Future income tax assets [note 14]                                  8,532          5,924
Other assets [note 6]                                               4,831              -
                                                                  -------        -------
                                                                  208,755        177,629
Property and equipment [note 3]                                    48,262         67,670
Goodwill [note 4]                                                  84,694         69,696
Intangible assets [note 5]                                          6,278          5,112
Future income tax assets [note 14]                                  6,357          3,487
Other assets [note 61                                               7,754          2,981
                                                                  -------        -------
                                                                  362,100        326,575
                                                                  =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness [note 7]                                              -         17,151
Accounts payable and accrued liabilities                           78,718         68,796
Billings in excess of costs and estimated earnings                 18,832         16,882
Income taxes payable                                                5,732              -
Current portion of long-term debt [note 8]                         12,820         13,416
Future income tax liabilities [note 14]                            10,653         10,802
                                                                  -------        -------
                                                                  126,755        127,047
Long-term debt [note 8]                                            21,155         31,159
Other liabilities [note 9]                                         16,818          1,459
Future income tax liabilities [note 14]                             8,316          6,382
                                                                  -------        -------
                                                                  173,044        166,047
                                                                  -------        -------

Commitments and contingencies [notes 10 and 11]
Shareholders' equity

Share capital [note 12]                                            87,656         84,281
Contributed surplus [note 12]                                       2,544          1,842
Cumulative translation account [note 13]                          (19,018)       (13,861)
Retained earnings                                                 117,874         88,266
                                                                  -------        -------
                                                                  189,056        160,528
                                                                  -------        -------
                                                                  362,100        326,575
                                                                  =======        =======

See accompanying notes

STANTEC INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Years ended December 31

                                                      2004       2003
(in thousands of dollars, except per share amounts)    $          $
--------------------------------------------------   -------   --------
INCOME
Gross revenue                                        520,879    459,942
Less subconsultant and other direct expenses          71,728     68,546
                                                     -------     ------

Net revenue                                          449,151    391,396
Direct payroll costs                                 205,513    183,471
                                                     -------     ------
Gross margin                                         243,638    207,925

Administrative and marketing expenses                183,739    154,788
Depreciation of property and equipment                11,986      9,912
Amortization of intangible assets                        927        925
Net interest expense [note 8]                          2,805      2,637
Foreign exchange (gains) losses                          (94)       615
Share of income from associated companies               (385)      (580)
                                                     -------     ------
Income before income taxes                            44,660     39,628
                                                     -------     ------

Income taxes [note 14]
Current                                               18,065     10,050
Future                                                (3,595)     4,508
                                                     -------     ------
                                                      14,470     14,558
                                                     -------     ------

Net income for the year                               30,190     25,070
Retained earnings, beginning of the year              88,266     64,240
Shares repurchased [note 12]                            (582)    (1,044)
                                                     -------     ------
Retained earnings, end of the year                   117,874     88,266
                                                     =======     ======

Earnings per share [note 15]
Basic                                                   1.63       1.37
Diluted                                                 1.59       1.31

See accompanying notes

STANTEC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

                                                                2004            2003
(in thousands of dollars)                                        $                $
                                                             ----------     ----------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                                    568,897         465,114
Cash paid to suppliers                                       (169,573)       (156,460)
Cash paid to employees                                       (313,321)       (274,444)
Dividends from equity investments                                 300               -
Interest received                                               6,426           2,710
Interest paid                                                  (8,639)         (4,462)
Income taxes paid                                              (6,739)        (15,565)
                                                              -------         -------
Cash flows from operating activities [note 16]                 77,351          16,893
                                                              -------         -------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and
 bank indebtedness assumed [note 2]                           (18,845)         (6,046)
Cash of joint venture held for sale                                 -            (369)
Purchase of investments held for self-insured liabilities      (9,562)              -
Proceeds on disposition of investments                             55             195
Proceeds on disposition of Technology segment                   1,014               -
Purchase of property and equipment                            (17,488)        (28,713)
Proceeds on disposition of property and equipment              34,672           1,444
                                                              -------         -------
Cash flows used in investing activities                       (10,154)        (33,489)
                                                              -------         -------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES

Repayment of long-term debt                                   (35,546)        (20,592)
Proceeds from long-term borrowings                             13,960               -
Net change in bank indebtedness financing                     (17,151)         17,151
Repurchase of shares for cancellation [note 12]                  (720)         (1,392)
Proceeds from issue of share capital [note 12]                  3,490             651
                                                              -------         -------
Cash flows from (used in) financing activities                (35,967)         (4,182)
                                                              -------         -------

Foreign exchange loss on cash held in foreign currency           (683)         (1,081)
                                                              -------         -------

Net increase (decrease) in cash and cash equivalents           30,547         (21,859)
Cash and cash equivalents, beginning of the year                7,343          29,202
                                                              -------         -------
Cash and cash equivalents, end of the year                     37,890           7,343
                                                              =======         =======

See accompanying notes

STANTEC INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stantec Inc. ("the Company") is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, and project economics.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include the percentage of completion of fixed fee and variable fee with ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, provision for legal claims, provision for self-insured liabilities, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, and future cash flows used to estimate the fair value of reporting units for goodwill impairment purposes. Actual results may differ from these estimates. These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

On January 1, 2004, the Company adopted the recommendations of Section 1100 of the CICA Handbook, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with GAAP. It describes what constitutes GAAP and its sources and states that an entity should apply every primary source of GAAP that deals with the accounting and reporting in financial statements of transactions or events it encounters. The initial adoption of these recommendations on a prospective basis on January 1, 2004, did not have an impact on the Company's financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiary companies, all of which are wholly owned. The results of the operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and unrestricted investments with initial maturities of three months or less. Such investments are carried at the lower of cost or market value.

INVESTMENTS

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company's investment at original cost plus its share of earnings (losses) net of dividends received.

Other investments, including investments held for self-insured liabilities, are recorded at cost. When a loss in the value of such investments occurs that is other than temporary, the investment is written down to recognize the loss.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment            20% - 30% declining balance
Business information systems     straight-line over 3 to 5 years
Office equipment                 20% - 30%declining balance
Automotive equipment             30%declining balance
Leasehold improvements           straight-line over term of lease plus one
                                 renewal period to a maximum of 15 years
Buildings                        4% - 5% declining balance

LEASES

Leases that transfer substantially all of the risks and benefits of ownership of assets to the Company are accounted for as capital leases. Assets under capital leases are recorded at the inception of the lease together with the related long-term obligation to reflect the purchase and financing thereof. Rental payments under operating leases are expensed as incurred.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases.

GOODWILL AND INTANGIBLE ASSETS

The cost of intangible assets with finite lives is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company's policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally less than one year. Other intangible assets include technology and non-compete agreements, which are amortized over estimated lives of one to three years. Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after-tax cash flow basis, to the carrying value. An impairment loss would be recognized if the carrying value of the goodwill were to exceed its fair value.

LONG-LIVED ASSETS

The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets with finite lives, using factors such as expected future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. An impairment loss would be recognized if the carrying value of the long-lived asset were to exceed its fair value.

ACCRUAL AND INVESTMENTS HELD FOR SELF-INSURED LIABILITIES

The Company self-insures certain risks related to professional liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections.

The Company invests funds to support the accrual for self-insured liabilities. These investments are classified in other assets as investments held for self-insured liabilities.

FORWARD CONTRACTS

The Company enters into forward currency exchange contracts to manage risk associated with net operating assets denominated in US dollars. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes. These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when the changes occur. The fair value of these instruments is recorded as accounts receivable or payable.

NON-INTEREST BEARING DEBT

Non-interest bearing debt is carried at its present value using discount rates based on the bank prime rate prevailing at the time the debt was issued. The discount is applied over the term of the debt and is charged to interest expense.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, costs and estimated earnings in excess of billings, bank indebtedness, accounts payable and accrued liabilities, and billings in excess of costs and estimated earnings approximate their fair values because of the short-term maturity of these instruments. The carrying amount of bank indebtedness approximates fair value because the applicable interest rate is based on variable reference rates or is fixed for a short term. The carrying values of other financial assets and financial liabilities approximate fair values except as otherwise disclosed in the financial statements.

CREDIT RISK

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, accounts receivable, and costs and estimated earnings in excess of billings. The Company maintains an allowance for estimated credit losses and mitigates the risk of its investment in bonds through the overall quality and mix of its bond portfolio. The Company provides services to diverse clients in various industries and sectors of the economy, and its credit risk is not concentrated in any particular client, industry, economic or geographic sector.

INTEREST RATE RISK

The Company is subject to interest rate risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that the Company's investments held for self-insured liabilities contain fixed rate government and corporate bonds. The Company has not entered into any derivative agreements to mitigate these risks.

REVENUE RECOGNITION

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time and material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represents amounts that have been invoiced to clients but not yet recognized as revenue.

EMPLOYEE BENEFIT PLANS

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in 2004 is $7,311,000 (2003 - $5,980,000). The Company does not provide postemployment or postretirement benefits.

FOREIGN CURRENCY TRANSLATION

Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the year. Any resulting gains or losses are included in income in the year incurred.

The Company's US-based subsidiaries are designated as self-sustaining operations. The financial statements of these subsidiaries are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the year. The resulting exchange gains and losses are deferred and included as a separate component of shareholders' equity in the cumulative translation account.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

The Company has one share option plan, which is described in note 12, and accounts for grants under this plan in accordance with the fair value based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In years prior to January 1, 2002, the Company recognized no compensation expense when shares or stock options were issued.

INCOME TAXES

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the shares issued upon the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

2. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at December 31, 2004, the maximum contingent consideration that may be payable in 2005 and future years is approximately $712,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During 2004, the Company acquired the shares and businesses of The Sear-Brown Group (April 2, 2004), GBR Architects Limited (May 31, 2004), and Dunlop Architects Inc. (October 8, 2004) and the assets and business of Shaflik Engineering (November 26, 2004). The Company also adjusted the purchase price on the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), APAI Architecture Inc. and Mandalian Enterprises Limited (2003), Graeme & Murray Consultants Ltd. (2002), Ecological Services Group Inc. (2003), and The RPA Group (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements. The purchase price allocations for the Dunlop Architects Inc. and GBR Architects Limited acquisitions have not yet been finalized. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. We expect to finalize these purchase price allocations during the second quarter of 2005.

During 2003, the Company acquired the shares and businesses of APAI Architecture Inc. and Mandalian Enterprises Limited (January 2, 2003) and of Ecological Services Group Inc. (May 30, 2003) for consideration consisting of cash and promissory notes and the net assets and businesses of Optimum Energy Management Incorporated (October 31, 2003) and Inner Dimension Design Associates Inc. (November 28, 2003) for cash consideration. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited
(2002) acquisition and adjusted the purchase price on The Pentacore Group of Companies (2001), English Harper Reta Architects (2002), Site Consultants, Inc.
(2002), Beak International Incorporated (2002), GeoViro Engineering Ltd. (2002), McCartan Consulting Ltd. (2002), and The RPA Group (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

                                                     2004      2003
(in thousands of dollars)                             $         $
                                                   -------   -------
Cash consideration                                  12,432     4,300
Promissory notes                                     1,487     3,375
                                                    ------     -----
Purchase price                                      13,919     7,675
                                                    ------     -----
Assets and liabilities acquired at fair values
Bank indebtedness assumed                           (6,413)   (1,746)
Non-cash working capital                             6,057     3,578
Property and equipment                               3,211     1,337
Investments - other                                     87        44
Goodwill                                            18,425     3,848
Intangible assets                                    2,158     1,344
Other liabilities                                   (1,642)        -
Long-term debt                                      (8,414)     (646)
Future income taxes                                    450       (84)
                                                    ------     -----
Net assets acquired                                 13,919     7,675
                                                    ======     =====

Of the goodwill, $18,413,000 (2003 - $3,816,000) is non-deductible for income tax purposes.

3. PROPERTY AND EQUIPMENT

                                         2004                     2003
                                ---------------------  -------------------------
                                         Accumulated               Accumulated
                                  Cost   depreciation     Cost     depreciation
                                     $         $           $             $
(in thousands of dollars)       -------  ------------  ---------  --------------
Engineering equipment            33,622      19,058      27,261        12,257
Business information systems      9,681       1,796       7,223           328
Office equipment                 19,953       7,519      17,654         6,017
Automotive equipment              4,254       2,578       3,406         1,850
Leasehold improvements           11,994       2,031       6,570         1,386
Buildings                         1,901         594      27,191         1,553
Land                                433           -       1,756             -
                                 ------      ------      ------        ------
                                 81,838      33,576      91,061        23,391
                                 ------      ------      ------        ------
Net book value                         48,262                   67,670
                                 ==================      ====================

In 2004 the Company completed the sale of its Edmonton office building (included in buildings and land) for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 has been deferred and will be amortized over the lease term [note 9].

Included in buildings is construction work in progress in the amount of $89,000 (2003 -$8,942,000) on which depreciation has not started.

4. GOODWILL

                                                     2004         2003
(in thousands of dollars)                             $             $
                                                   --------     --------
Goodwill, beginning of year                         69,696       72,423
Current year acquisitions                           18,006        5,047
Additional purchase price payments                       -          925
Other purchase price adjustments                       419       (2,124)
Impact of foreign exchange on goodwill balances     (3,427)      (6,575)
                                                    ------       ------
Goodwill, end of year                               84,694       69,696
                                                    ======       ======

5. INTANGIBLE ASSETS

(in thousands of dollars)            2004                        2003
                           ------------------------    -------------------------
                             Gross                      Gross
                           Carrying    ACCUMULATED     Carrying    Accumulated
                            Amount     AMORTIZATION     Amount     amortization
                              $             $             $             $
                           --------    ------------    --------    -------------
Client relationships        6,859         1,195         5,626            691
Contract backlog              339           290           905            901
Other intangible assets       750           185           266             93
                            -----         -----         -----          ------
                            7,948         1,670         6,797          1,685
                            -----         -----         -----          ------
Carrying amount                     6,278                     5,112
                            ===================         =====================

Once an intangible asset is fully amortized, the gross carrying amount and the related accumulated amortization are removed from the accounts.

6. OTHER ASSETS

                                                              2004      2003
(in thousands of dollars)                                      $         $
                                                             ------    -----
Investments held for self-insured liabilities                 9,562
Investment in associated companies                            1,909    1,844
Investments - other                                           1,114    1,137
                                                             12,585    2,981
Less current portion of investments held for self-insured
liabilities                                                   4,831        -
                                                             ------    -----
                                                              7,754    2,981
                                                             ======    =====

The investments held for self-insured liabilities consist of government and corporate bonds of $8,740,000 and equity securities of $822,000. The bonds bear interest at rates ranging from 3.5 to 8.6% per annum. The estimated fair value of the bonds at December 31, 2004, is $8,761,000 and of the equities is $839,000. The term to maturity of the bond portfolio is $1,580,000 due within one year and $7,160,000 due from one to five years.

7. BANK INDEBTEDNESS

The Company has a revolving credit facility in the amount of $30 million to support general business operations. The facility matures on July 30, 2005, subject to extension by the parties for a 364-day period. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, LIBOR rate plus 75 basis points, or bankers acceptance rates plus 75 basis points. At December 31, 2004, none of this facility was accessed (December 31, 2003 - $8,300,000 was utilized). The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio, earnings to debt service ratio, current assets to current liabilities ratio and a minimum shareholders' equity. The Company is in compliance with all covenants under this agreement as at December 31, 2004. All assets of the Company are held as collateral under a general security agreement for the bank indebtedness and bank loan [note 8].

Included in bank indebtedness at December 31, 2003 was $6,930,000 related to an interim loan obtained to finance the construction of the Edmonton office building. Interest, calculated daily at Canadian prime plus 0.25% (2003 - 4.75%), was payable monthly. The loan was supported by a general security agreement and a second mortgage. It was repaid during 2004 upon the sale of the Edmonton office building.

8. LONG-TERM DEBT

                                               2004      2003
(in thousands of dollars)                       $         $
                                              ------    ------
Non-interest bearing note payable                111       102
Other non-interest bearing notes payable       7,862    14,436
Bank loan                                     23,997    19,186
Mortgages payable                              1,765    10,609
Other                                            240      .242
                                              ------    ------
                                              33,975    44,575
Less current portion                          12,820    13,416
                                              ------    ------
                                              21,155    31,159
                                              ======    ======

The non-interest bearing note payable is due November 1, 2027 in the amount of $933,000. The note's carrying value of $111,000 is determined using a discount rate of 9.75%. If the non-interest bearing note payable were discounted at interest rates in effect at December 31, 2004, the fair value of the note would be $124,000 (2003 -$124,000).

The carrying values of the other non-interest bearing notes payable have been calculated using a weighted average rate of interest of 5.80% and are supported by promissory notes. The notes are due at various times from 2005 to 2007. The aggregate maturity value of the notes is $8,336,000 (2003 - $15,132,000). $47,000 (2003 - $206,000) of the notes' carrying value is payable in US funds (US $39,000; 2003 - US $158,000). The carrying value of these notes approximates their fair value based on interest rates in effect at December 31, 2004.

The bank loan is due in equal quarterly principal payments of US$ 1,562,000 (or Canadian-dollar equivalent) plus accrued interest to October 1, 2008, and bears interest at LIBOR or bankers acceptance rates plus 125 to 165 basis points. The actual rate is dependent upon certain ratio calculations determined on a quarterly basis. The interest rate applicable at December 31, 2004, was 3.47% (2003 - 3.71%). $21,997,000 (2003 -$5,186,000) of the bank loan is denominated in US dollars (US $18,300,000; 2003 - US $4,000,000). Collateral and restrictive covenants for the bank loan are described in note 7. The Company also maintains a $17 million US dollar denominated acquisition credit facility, which was unutilized at December 31, 2004 and 2003.

The mortgages payable bear interest at a weighted average rate of 7.67%, are due in 2006, and are supported by first mortgages against land and buildings. Monthly payments of principal and interest are approximately $16,000.

Other long-term debt bears interest at a weighted average rate of 5.84% and is due at dates ranging from 2005 to 2007. No assets are pledged in support of this debt.

Principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of dollars)                  $
-------------------------                -------
       2005                              12,820
       2006                              10,968
       2007                               8,617
       2008                               1,459
       2009                                   -
       Thereafter                           111
                                         ------
                                         33,975
                                         ======

In 2004 net interest of $2,805,000 (2003 - $2,637,000) was incurred. $2,219,000
(2003 -$2,681,000) was incurred on the long-term debt. At December 31, 2004, the Company had issued and outstanding letters of credit totaling $1,702,000.

9. OTHER LIABILITIES

                                                                2004         2003
                                                               ------       -----
(in thousands of dollars)                                           $           $
Provision for self-insured liabilities                          5,236       2,410
Deferred gain on sale leaseback                                 7,073           -
Lease inducement benefits                                       4,742       1,902
Lease liabilities on exit activity                              2,817           -
                                                               ------       -----
                                                               19,868       4,312
Less current portion included in accrued liabilities            3,050       2,853
                                                               ------       -----
                                                               16,818       1,459
                                                               ======       =====

Effective August 1, 2003, the Company began self-insuring a portion of its estimated liabilities which may arise in connection with reported legal claims [note 11]. This provision is based on the results of an actuarial review performed in 2004 with the current and long-term portion determined based on the actuarial estimate provided. At December 31, 2004, the long-term portion was $4,731,000.

Accrued charges of $0.9 million for lease liabilities arising from downsizing or closing offices in existing operations were incurred in 2004 with an additional $3.5 million assumed in respect of acquisitions made during the year. Payments of $ 1.4 million were made in 2004. The impact of foreign currency changes on this accrual was a reduction of $0.2 million.

10. COMMITMENTS

Commitments for annual basic premises rent under long-term leases and for equipment and vehicle operating leases for the next five years are as follows:

(in thousands of dollars)                             $
-------------------------                         -------
          2005                                     29,509
          2006                                     26,551
          2007                                     23,750
          2008                                     17,952
          2009                                     16,259
          Thereafter                               93,645
                                                  -------
                                                  207,666
                                                  =======

11. CONTINGENCIES

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, and the Company's previous experience with the settlement of similar claims, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolutions will not materially exceed insurance coverages or have a material adverse effect on the Company's consolidated financial position or annual results of operations.

12. SHARE CAPITAL

AUTHORIZED

Unlimited Common shares, with no par value Unlimited Preferred shares issuable in series with attributes designated by the Board of Directors

COMMON SHARES ISSUED AND OUTSTANDING

                                                     Capital Stock                     Contributed Surplus
                                  -------------------------------------------------    -------------------
                                          2004                        2003              2004         2003
                                  ---------------------      ----------------------    -------------------
                                    # of                       # of
(in thousands of dollars)           shares         $           shares           $        $             $
                                  ----------     ------      ----------      ------    -------       -----
Balance, beginning of the         18,327,284     84,281      18,282,720      83,973      1,842       1,247
year
Share options exercised
   for cash                          573,101      3,490         119,264         651
Shares repurchased under
   normal course issuer bid          (29,300)      (134)        (74,700)       (343)        (4)         (5)
Reclassification of fair value
   of stock options previously
   expensed                                          19                                    (19)
Stock-based compensation
   expense                                                                                 725         600
                                                                                       -------       -----

BALANCE, END OF THE YEAR          18,871,085     87,656      18,327,284      84,281      2,544       1,842

During 2004, 29,300 common shares (2003 - 74,700) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $720,000 (2003 -$1,392,000). Of this amount, $134,000 (2003 - $343,000) and
$4,000 (2003 - $5,000) reduced the share capital and contributed surplus accounts respectively, with $582,000 (2003 - $1,044,000) being charged to retained earnings.

During 2004, the Company recognized a stock-based compensation expense of $1,014,000 (2003 - $706,000) in administrative and marketing expenses. The amount relating to the fair value of options granted ($725,000; 2003 - $600,000) was reflected through contributed surplus, and the amount relating to deferred share unit compensation ($289,000; 2003 - $106,000) was reflected through accrued liabilities, $120,000 of which was paid during 2004. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

SHARE OPTIONS

Under the Company's share option plan, options to purchase common shares may be granted by the Board of Directors to directors, officers, and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from five to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 1,116,073 common shares. At December 31, 2004, 44,740 options are available for issue.

The Company has granted share options to directors, officers, and employees to purchase 1,071,333 shares at prices between $3.50 and $27.10 per share. These options expire on dates between March 12, 2005, and January 2, 2013.

                                           2004                              2003
                                  -----------------------------     ----------------------------
                                    # OF       WEIGHTED AVERAGE       # OF      WEIGHTED AVERAGE
                                   Shares      EXERCISE PRICE        SHARES      EXERCISE PRICE
                                  ---------    ----------------     ---------   ----------------
                                                      $                                $
SHARE OPTIONS, BEGINNING OF
  THE YEAR                        1,479,100            9.28         1,296,200          6.09
GRANTED                             167,000           24.50           307,500         21.29
EXERCISED                          (573,101)           6.09          (119,264)         5.46
CANCELLED                            (1,666)          18.40            (5,336)        12.62
                                  ---------       ---------         ---------         -----
SHARE OPTIONS, END OF THE YEAR    1,071,333           13.34         1,479,100          9.28
                                  =========       =========         =========         =====

The Company has issued options to directors, officers, and employees at December 31, 2004, as follows:

                         Options Outstanding                         Options Exercisable
-----------------------------------------------------------    ----------------------------
                                    Weighted
                                    Average
                                    Remaining      Weighted                        Weighted
Range of                            Contractual    Average                         Average
Exercise                            Life in        Exercise      Shares            Exercise
Prices          Outstanding         Years          Price       Exercisable          Price

        $             #                                 $            #               $
  3.50 - 3.60       373,000            1.8             3.56        373,000             3.56
  5.20 - 7.00       108,100            1.1             6.07        108,100             6.07
14.50 - 18.85       176,733            7.6            15.51        107,822            14.95
  21.00-27.10       413,500            6.8            23.14         52,167            21.00
-------------   -----------            ---         --------    -----------         --------
   3.50-27.10     1,071,333            4.2            13.34        641,089             7.32
=============   ===========            ===         ========    ===========         ========

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics that are significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

The estimated fair value of options granted, both at the share market price on the grant date and in excess of the share market price on the grant date, was determined using the following weighted average assumptions:

                                                 2004                  2003
                                               ---------       -------------------------------
                                                Granted         Granted         Granted
                                               at market       at market   in excess of market
                                               ---------       ---------   -------------------
Risk-free interest rate (%)                         4.07            4.48           5.04
Expected hold period to exercise (years)             6.0             6.2            9.1
Volatility in the price of the Company's
shares (%)                                          26.1            27.4           28.5
Dividend yield                                       0.0             0.0            0.0
Weighted average fair value per option              8.46            7.40           6.04

13. CUMULATIVE TRANSLATION ACCOUNT

The foreign currency cumulative translation account represents the unrealized gain or loss on the Company's net investment in self-sustaining US based operations. The change in the cumulative translation account during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.2020 (2003-1.2965).

14. INCOME TAXES

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

                                                                2004        2003
                                                                 %            %
                                                                ----        ----
Income tax expense at statutory Canadian rates                  34.7        36.8
Increase (decrease) resulting from:

  Loss (income) from associated companies accounted
    for on the equity basis                                    (0.3)        (0.6)
 Rate differential on foreign income                           (2.0)         0.6
 Non-deductible expenses:
    Meals and entertainment                                      1.4         1.4
    Stock compensation                                           0.6         0.6
 Non-taxable foreign income net of non-creditable
    withholding taxes                                           (1.3)       (1.6)
  Other                                                         (0.7)       (0.5)
                                                                ----        ----
                                                                32.4        36.7
                                                                ====        ====

Significant components of the Company's future income tax assets and liabilities are as follows:

                                                                          2004              2003
(in thousands of dollars)                                                  $                 $
                                                                         ------             -----
Future income tax assets
Differences in timing of deducibility of expenses                         9,434             6,060
Loss carryforwards                                                        2,316             2,051
Share issue and other financing costs                                       237               431
sTax cost of property and equipment in excess of carrying value             684               645
Deferred gain on sale of building                                         1,518                 -
Other                                                                       700               224
                                                                         ------             -----
                                                                         14,889             9,411
Less current portion                                                      8,532             5,924
                                                                         ------             -----
                                                                          6,357             3,487
                                                                         ======             =====

                                                                          2004              2003
(in thousands of dollars)                                                   $                 $
                                                                         ------            ------
Future income tax liabilities
Cash to accrual adjustments on acquisition of US subsidiaries             2,091               508
Differences in timing of taxability of revenues                           7,702             9,955
Carrying value of property and equipment in excess of tax cost            5,025             2,970
Carrying value of intangible assets in excess of tax cost                 2,016             1,996
Other                                                                     2,135             1,755
                                                                         ------            ------
                                                                         18,969            17,184
Less current portion                                                     10.653            10,802
                                                                         ------            ------
                                                                          8,316             6,382
                                                                         ======            ======

At December 31, 2004, loss carryforwards of approximately $3,516,000 are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

(in thousands of dollars)                                  $
------------------------                                -----
       2006                                                22
       2007                                               325
       2008                                             1,454
       2009                                                66
       2010                                               636
       2014                                             1,013
                                                        -----
                                                        3,516
                                                        =====

In addition, the Company has loss carryforwards of approximately $3,795,000 available to reduce the taxable income of certain US subsidiaries that expire at varying times over the next 20 years.

The potential income tax benefits that will result from the application of Canadian and US tax losses have been recognized in these financial statements.

15. EARNINGS PER SHARE

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

                                                                              2004            2003
                                                                                #               #
                                                                           ----------      ----------
Basic shares outstanding                                                   18,499,598      18,329,960
Share options (dilutive effect of 1,041,333 options; 2003 - 1,419,100)        507,691         788,056
                                                                           ----------      ----------
Diluted shares outstanding                                                 19,007,289      19,118,016
                                                                           ==========      ==========

16. CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

                                                                          2004             2003
(in thousands of dollars)                                                  $                $
                                                                         ------          --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year                                                  30,190            25,070
Add (deduct) items not affecting cash:
 Depreciation of property and equipment                                  11,986             9,912
 Amortization of intangible assets                                          927               925
 Future income tax                                                       (3,595)            4,508
 Loss on dispositions of investments and property and equipment            (504)               57
 Stock-based compensation expense                                           894               706
 Share of income from equity investments                                   (385)             (580)
                                                                         ------
Dividends from equity investments                                           300
                                                                         ------          --------
                                                                         39,813            40,598
                                                                         ------          --------
Change in non-cash working capital accounts:
Accounts receivable                                                      (1,542)           (1,252)
 Costs and estimated earnings in excess of billings                      30,218           (35,239)
 Prepaid expenses                                                           496               113
Accounts payable and accrued liabilities                                 (4,589)           13,944
 Billings in excess of costs and estimated earnings                       1,600             4,951
 Income taxes payable/recoverable                                        11,355            (6,222)
                                                                         ------          --------
                                                                         37,538           (23,705)
                                                                         ------          --------
Cash flows from operating activities                                     77,351            16,893
                                                                         ======          ========

17. JOINT VENTURES

The Company participates in joint ventures with other parties as follows:

                                                                PERCENTAGE OWNED

                                                                              2004         2003
                                                                               %             %
                                                                             -----         ----
yyC.T. Joint Venture                                                            20           20
Stantec - S&L Partnership                                                       50           50
Colt Stantec Joint Venture                                                      50           50
Edmonton International Airports Joint Venture                                   33           33
Pine Creek Consultants Joint Venture                                            33           33
Dunlop Joint Ventures                                                        33-80          n/a
                                                                             -----         ----

As part of the acquisition of Dunlop Architects Inc. (Dunlop), the Company acquired the interests of 13 joint ventures entered into by Dunlop. The interest held in these joint ventures ranges from 33 to 80%, and each is project specific.

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures is as follows:

Statements of income:                                                      2004             2003
                                                                          -----            ------
(in thousands of dollars)                                                   $                 $
Gross revenue                                                             1,186            11,949
Subconsultant and other direct expenses                                     894             9,611
Administrative and marketing expenses                                       217               776
                                                                          -----            ------
Net income for the vear                                                      75             1.562
                                                                          =====            ======
Balance sheets:
Current assets                                                            3,445             1,547
                                                                          =====            ======
Current liabilities                                                       2,822             1,583
                                                                          =====            ======
Statements of cash flows:
Cash flows used in operating activities                                   (274)               (86)
                                                                          =====            ======

18. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer
(CEO) of the Company.

During 2003, the Company had seven operating segments, of which five were aggregated into the Consulting Services reportable segment. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants, were disclosed in the Other reportable segment. In addition to the above-noted operating segments, corporate administration groups reported to the CEO and were included in the Other reportable segment. In the second quarter of 2004, an additional operating segment was added upon the acquisition of The Sear-Brown Group, Inc. This new segment has been aggregated into the Consulting Services reportable segment.

The Design Build operating segment consisted of the operations of the Company's 50% share of Lockerbie Stanley Inc. that, at December 31, 2003, was reflected as assets held for sale pending the finalization of an agreement to sell the Company's interest. The sale was completed in 2004. In addition, during 2004, the Company sold the operations related to its Technology segment. Operations sold during the year have not been presented as discontinued operations, because the amounts are not material.

Effective 2004, because the operations that comprised the Company's Design Build and Technology segments were sold and because the Company's corporate administration groups are not material, all operations of the Company are included in one reportable segment as Consulting Services.

GEOGRAPHIC INFORMATION

                                                2004                             2003
                                                      Property and                   Property and
                                                       Equipment,                      Equipment,
                                                        Goodwill,                     Goodwill,
                                         Gross         Intangible          Gross       Intangible
                                        Revenues        Assets           Revenues      Assets
(in thousands of dollars)                  $              $                 $           $
-------------------------               --------      ------------       --------    ------------
Canada                                   325,844            86,731        290,413         104,088
United States                            190,362            52,032        161,655          37,815
International                              4,673               471          7,874             575
                                        --------      ------------       --------    ------------
                                         520,879           139,234        459,942         142,478
                                        ========      ============       ========    ============

Gross revenue is attributed to countries based on the location of work performed.

CUSTOMERS

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

19. FORWARD CONTRACTS

At December 31, 2004, the Company had entered into foreign currency forward contracts that are not accounted for as hedges. These arrangements provided for the sale of US$10.0 million at rates ranging from 1.2050 to 1.2386 per US dollar. The fair values of these contracts, estimated using market rates at December 31, 2004, are $229,000 (2003 - nil). During the year, net unrealized gains of $229,000 (2003 - nil) relating to derivative financial instruments were recorded in foreign exchanges (gains) losses.

20. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.